FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, February 21, 2018

Ger. Gen. N°07 /2018

Mr. Carlos Pavez Tolosa

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the former Superintendence of Securities and Insurance (“SVS”, currently replaced by the Financial Market Commission), I hereby inform you of the following significant event, duly authorized on behalf of Enel Generación Chile S.A. (“Enel Generación” or the “Company”):

Regarding the public tender offer (“PTO”) that Enel Chile S.A. has made on all the shares and the American Depositary Shares issued by Enel Generación, in this same date and in accordance with the article 207 letter c) of Law 18,045, the Company has received the individual opinions of its Board members, Messrs. Enrique Cibié B., Jorge Atton P., Julio Pellegrini V., Giuseppe Conti, Umberto Magrini, Luca Noviello, Francesco Giorgianni, Mauro Di Carlo and Fabrizio Barderi.

Also, in compliance with the aforementioned article 207 letter c), a copy of the abovementioned individual opinions and the prospectus of the PTO referred to in the article 203 of Law 18,045 will be available to the public and shareholders at the Company's website, www.enelgeneración.cl .

Sincerely,

Valter Moro

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:    Banco Central de Chile (Central Bank of Chile)

                           Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: February 21, 2018